UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30587 / July 1, 2013

In the Matter of

FIRST TRUST EXCHANGE-TRADED FUND
FIRST TRUST EXCHANGE-TRADED FUND II
FIRST TRUST EXCHANGE-TRADED FUND III
FIRST TRUST EXCHANGE-TRADED FUND IV
FIRST TRUST EXCHANGE-TRADED FUND V
FIRST TRUST EXCHANGE-TRADED FUND VI
FIRST TRUST EXCHANGE-TRADED FUND VII
FIRST TRUST EXCHANGE-TRADED ALPHADEX[(R)] FUND
FIRST TRUST EXCHANGE-TRADED ALPHADEX[(R)] FUND II
FIRST TRUST SERIES FUND
FIRST DEFINED PORTFOLIO FUND, LLC
FIRST TRUST VARIABLE INSURANCE TRUST
FIRST TRUST ADVISORS L.P.

120 East Liberty Drive
Suite 400
Wheaton, IL 60187

(File No. 812-14070)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust Exchange-Traded Fund III, First Trust Exchange-Traded Fund IV, First Trust Exchange-Traded Fund V, First Trust Exchange-Traded Fund VI, First Trust Exchange-Traded Fund VII, First Trust Exchange-Traded AlphaDEX[(R)] Fund and First Trust Exchange-Traded AlphaDEX[(R)] Fund II, First Trust Series Fund, First Defined Portfolio Fund, LLC, First Trust Variable Insurance Trust and First Trust Advisors L.P. filed an application on August 24, 2012 and an amendment to the application on February 19, 2013, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements. The order permits applicants to enter into and materially amend subadvisory agreements without shareholder approval and also grants relief from certain disclosure requirements.

On June 3, 2013, a notice of the filing of the application was issued (Investment Company Act Release No. 30546). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by First Trust Exchange-Traded Fund, et al. (File No. 812-14070) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary